UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F
I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business  Development Company (Note:  Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: IDS Life Series Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-4299

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ] Initial Application        [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     70100 AXP Financial Center
     Minneapolis, MN 55474

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Mary Ellyn Minenko
     50606 AXP Financial Center
     Minneapolis, MN 55474
     (612) 671-3678

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     American Express Financial Corporation
     200 AXP Financial Center
     Minneapolis, MN 55474
     (612) 671-2059

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those underwriters have been terminated:

     American Express Financial Corporation, Minneapolis, MN 55474; American Express Asset Management International Inc., Minneapolis, MN 55474

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The principal underwriters for the life insurance policies under which these Funds were investment options were IDS Life Insurance Company, Minneapolis, MN 55474 and in New York, American Express Financial Advisors Minneapolis, MN 55474.

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

     [X] Yes        [ ] No

     If   Yes, for each UIT state:

          Name                                                  File No.        Business Address
          IDS Life Variable Account for Smith Barney            811-4652        50607 AXP Financial Center, Minneapolis, MN 55474
          IDS Life Variable Life Separate Account               811-4298        50607 AXP Financial Center, Minneapolis, MN 55474
          IDS Life of New York Account 7                        811-4913        50607 AXP Financial Center, Minneapolis, MN 55474
          IDS Life of New York Account 8                        811-5213        50607 AXP Financial Center, Minneapolis, MN 55474

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place:
          Jan. 26, 2004

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the shareholder  vote took place:
          June 9, 2004

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          July 9, 2004

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes    [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The net assets of the target fund divided by the acquiring fund NAV to get the number of shares owned in the new fund with the same value as held in old fund.

          Target Fund                                                                             Acquiring Fund
                                                       Acquiring Fund            Shares
          IDS LIFE SERIES           Ending Assets         NAV - 7/9            Purchased
          Equity                      592,800,212.10              19.74           30,030,405.881 VP Capital Resource
          Income                       82,582,803.87               9.75            8,470,031.166 VP Diversified Bond
          Money Market                 46,059,619.52               1.00           46,059,619.520 VP Cash Management
          Managed                     377,532,062.88              14.05           26,870,609.458 VP Managed
          Government Securities        24,703,496.78              10.31            2,396,071.463 VP Short Duration U.S. Government
          International               185,808,035.88               8.46           21,963,124.809 VP International
          Equity Income                12,780,635.21              11.26            1,135,047.532 VP Diversified Equity Income

     (e) Liquidations only: Were any distributions to shareholders made in kind? N/A

          [ ] Yes    [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A
     Has the fund issued senior securities?

     [ ] Yes        [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes    [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes        [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)    Legal expenses: $119,139

          (ii)   Accounting expenses: $64,300

          (iii)  Other  expenses  (list and identify  separately):
                 Custodian $19,845; Trading $5,409; Confirms $36,825

          (iv)   Total expenses (sum of lines (i)-(iii) above): $245,518

     (b)  How were those expenses allocated?

          Pro rata and number of accounts

     (c)  Who paid those expenses?

          American Express Financial Corporation

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          Merged Fund                                          Surviving Fund
                                                               AXP VP-Investment Series, Inc.
          Life Series-Equity Portfolio                              AXP VP-Capital Resource Fund
          Life Series-International Equity Portfolio                AXP VP-International Fund

                                                               AXP VP-Income Series, Inc.
          Life Series-Government Securities Portfolio               AXP VP-Short Duration U.S. Government  Fund
          Life Series-Income Portfolio                              AXP VP-Diversified Bond Fund

                                                               AXP VP-Managed Series, Inc.
          Life Series-Equity Income Portfolio                       AXP VP-Diversified Equity Income Fund
          Life Series-Managed Portfolio                             AXP VP-Managed Fund

                                                               AXP VP-Money Market Series, Inc.
          Life Series-Money Market Portfolio                        AXP VP-Cash Management Fund


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          Surviving Fund                              Surviving Fund File #
          AXP VP-Investment Series, Inc.              811-3218
          AXP VP-Income Series, Inc.                  811-3219
          AXP VP-Managed Series, Inc.                 811-4252
          AXP VP-Money Market Series, Inc.            811-3190


     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          See Exhibit A; file numbers 333-112509, 333-112510, 333-112511 and
          333-112512, filed on form N-14/A on or about March 26, 2004.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of IDS Life Series Fund, Inc., (ii) she is the General Counsel and Assistant Secretary of IDS Life Series Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.




                                /s/ Mary Ellyn Minenko
                                -----------------------
                                    Mary Ellyn Minenko
                                    General Counsel and Assistant Secretary